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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

China Hydroelectric Corporation
(Name of the Issuer)

China Hydroelectric Corporation
CPT Wyndham Holdings Ltd.
CPT Wyndham Sub Ltd.
CPI Ballpark Investments Ltd
NewQuest Asia Fund I, L.P.
NewQuest Asia Fund II, L.P.
China Environment Fund III, L.P.
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share
American Depositary Shares, each representing three Ordinary Shares
(Title of Class of Securities)

16949D101
(CUSIP Number)

China Hydroelectric Corporation 901 Marco Polo Plaza Building No. 80 Anli Road Chaoyang District, Beijing, 100101 People's Republic of China Tel: +86 10 5963 6881	CPT Wyndham Holdings Ltd.
CPT Wyndham Sub Ltd.
NewQuest Asia Fund I, L.P.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue, George Town
Grand Cayman KY1-9005, Cayman Islands
Tel: +1 (345) 943-3100
NewQuest Asia Fund II, L.P. c/o Trident Trust Company (Cayman) Limited PO Box 847, One Capital Place, George Town Grand Cayman, Cayman Islands Tel: +1 (345) 949-0880	CPI Ballpark Investments Ltd 10th Floor, Raffles Tower, 19 Cybercity Ebene, Republic of Mauritius Tel: +230 404-6000
China Environment Fund III, L.P. Unit 2301, 23/F, New World Tower 1, 16-18 Queen's Road Central, Central, Hong Kong Tel: +852 3628 3859

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Kirtee Kapoor, Esq. Davis Polk & Wardwell The Hong Kong Club Building 31 Chater Road Hong Kong Tel: +852 2533 3300 Fax: +852 2533 3388	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road Central, Hong Kong Tel: +852 3476 9000 Fax: +852 3015 9354	Portia Ku, Esq. O'Melveny & Myers 2765 Sand Hill Rd. Menlo Park, CA 94025 United States of America Tel: +1 (650) 473-2630 Fax: +1 (650) 473-2601

            This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☒	None of the above

            Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

            Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$78,624,450.76	$10,126.83

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $1.17 for 66,549,945 outstanding Shares of the issuer subject to the transaction (which is the total outstanding shares less the rollover shares not being acquired), plus (b) the product of 1,348,673 exercisable options to purchase Shares multiplied by $0.56 per option (which is the difference between the $1.17 per share merger consideration and the weighted average exercise price of approximately $0.61 per share ((a) and (b) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

        This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) China Hydroelectric Corporation, a Cayman Islands exempted company with limited liability (the "Company"), the issuer of the registered ordinary shares, par value $0.001 per share (each, a "Share" and, collectively, the "Shares"), including the Shares represented by the American depositary shares, each representing three Shares ("ADSs"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) CPT Wyndham Holdings Ltd., a Cayman Islands exempted company with limited liability ("Parent"); (c) CPT Wyndham Sub Ltd., a Cayman Islands exempted company with limited liability ("Merger Sub"); (d) CPI Ballpark Investments Ltd, a Mauritius limited liability company ("CPI Ballpark"); (e) NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership; (f) NewQuest Asia Fund II, L.P., a Cayman Islands exempted limited partnership (together with NewQuest Asia Fund I, L.P., the "NewQuest Funds" or the "Sponsors" and, together, with CPI Ballpark, "NewQuest"); and (g) China Environment Fund III, L.P., a Cayman Islands exempted limited partnership ("CEF"). NewQuest, CEF, Parent and Merger Sub are collectively referred to herein as the "Buyer Group".

        On January 13, 2014, Parent, Merger Sub and the Company entered into an agreement and plan of merger (as may be amended form time to time, the "merger agreement"), which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the "plan of merger"). If the merger agreement is approved and authorized by the Company's shareholders and the other conditions to the closing of the merger (as described below) are satisfied, Merger Sub will merge with and into the Company (the "merger"), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

        Under the terms of the merger agreement, at the effective time of the merger (the "effective time"), each outstanding Share (including Shares represented by ADSs) other than Excluded Shares (as defined below) will be cancelled in exchange for the right to receive $1.17 per Share or $3.51 per ADS (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement dated January 25, 2010, by and among the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder), in each case, in cash and without interest, and net of any applicable withholding taxes. "Excluded Shares" are (i) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act by Parent or any wholly-owned subsidiary of Parent (including Merger Sub) immediately prior to the effective time, including each Share or ADS to be contributed to Parent by the Rollover Shareholders (as defined below) in connection with the rollover and support agreement dated as of January 13, 2014 (as may be amended form time to time, the "rollover agreement") entered into by Parent and the Rollover Shareholders and each Share or ADS which may be contributed to Parent by certain other shareholders of the Company in accordance with certain additional rollover agreements, if any, which are entered into, with the prior consent of the special committee, by such shareholders and Parent from the date of the merger agreement until the closing date of the merger, and (ii) Shares ("Dissenting Shares") owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenters' rights pursuant to Section 238 of the Companies Law (2013 Revision) of the Cayman Islands (the "Cayman Companies Law") ("Dissenting Shareholders"). At the effective time, the Excluded Shares (other than Dissenting Shares) will be cancelled for no consideration.

        In addition, at the effective time, each outstanding vested and unexercised option to purchase Shares granted under the Company's 2008 Share Incentive Plan (the "Company Incentive Plan") will be cancelled and converted into the right to receive, as soon as practicable after the effective time, a cash amount equal to the number of Shares underlying such vested option immediately prior to the effective time of the merger multiplied by the amount by which $1.17 exceeds the exercise price per Share of such vested option. At the effective time, each outstanding unvested option to purchase Shares granted under the Company Incentive Plan will be cancelled for no consideration.

        Furthermore, concurrently with the execution and delivery of the merger agreement, certain existing shareholders of the Company, namely CPI Ballpark and CEF (collectively, the "Rollover Shareholders"), have entered into a rollover and support agreement with Parent, pursuant to which they have agreed with Parent, among other things, that (a) they will vote all of their Shares in favor of the proposal to approve and authorize the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, and (b) the Shares (including Shares represented by ADSs) held by them will be contributed to Parent and cancelled for no consideration in the merger and that they will subscribe for newly issued ordinary shares of Parent immediately prior to the closing of the merger. Each Dissenting Share will be cancelled for the right to receive the fair value of such Dissenting Share as determined in accordance with Section 238 of the Cayman Companies Law.

        The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of at least two-thirds of such shareholders of the Company entitled to do so, voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

        The Company will make available to its shareholders a proxy statement (the "proxy statement," a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

        (a)    Name and Address.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

        (b)    Securities.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

        (c)    Trading Market and Price.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs"

        (d)    Dividends.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the ADSs, Dividends and Other Matters—Dividend Policy"

        (e)    Prior Public Offerings.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs—Prior Public Offerings"

        (f)    Prior Stock Purchases.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

  •
  "Special Factors—Related Party Transactions"

Item 3    Identity and Background of Filing Person

        (a)    Name and Address.    China Hydroelectric Corporation is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

        (b)    Business and Background of Entities.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

        (c)    Business and Background of Natural Persons.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

        (a)-(1)    Material Terms—Tender Offers.    Not applicable.

        (a)-(2)    Material Terms—Merger or Similar Transactions.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors"

  •
  "The Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (c)    Different Terms.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (d)    Appraisal Rights.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Dissenters' Rights of Shareholders"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Dissenters' Rights"

  •
  "Annex C—Companies Law (2013 Revision) of the Cayman Islands—Section 238"

        (e)    Provisions for Unaffiliated Security Holders.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Provisions for Unaffiliated Security Holders"

        (f)    Eligibility of Listing or Trading.    Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

        (a)    Transactions.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Related Party Transactions"

  •
  "Transactions in the Shares and ADSs"

        (b)    Significant Corporate Events.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (c)    Negotiations or Contacts.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Summary Term Sheet—Rollover Agreement"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Transactions in the Shares and ADSs"

  •
  "Annex A—Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

        (b)    Use of Securities Acquired.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects of the Merger on the Company"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (c)(1)-(8)    Plans.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Merger"

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

        (a)    Purposes.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

        (b)    Alternatives.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

  •
  "Special Factors—Alternatives to the Merger"

        (c)    Reasons.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects of the Merger on the Company"

        (d)    Effects.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  •
  "Special Factors—Effects of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

  •
  "Special Factors—Effects of the Merger on the Company—Company's Net Book Value and Net Earnings"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Material U.S. Federal Income Tax Consequences"

  •
  "Special Factors—Material PRC Income Tax Consequences"

  •
  "Special Factors—Material Cayman Islands Tax Consequences"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

        (a)-(b)    Fairness; Factors Considered in Determining Fairness.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors"

  •
  "Summary Term Sheet—Position of the Buyer Group as to Fairness"

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor"

        (c)    Approval of Security Holders.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

  •
  "The Extraordinary General Meeting—Vote Required"

        (d)    Unaffiliated Representative.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor"

        (e)    Approval of Directors.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors"

        (f)    Other Offers.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors"

Item 9    Reports, Opinions, Appraisals and Negotiations

        (a)    Report, Opinion or Appraisal.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor"

        (b)    Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor"

        (c)    Availability of Documents.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Where You Can Find More Information"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

        (a)    Source of Funds.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (b)    Conditions.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing of the Merger"

        (c)    Expenses.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—Fees and Expenses"

  •
  "Special Factors—Fees and Expenses"

  •
  "The Merger Agreement and Plan of Merger—Fees and Expenses"

        (d)    Borrowed Funds.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "The Merger Agreement and Plan of Merger—Financing"

Item 11    Interest in Securities of the Subject Company

        (a)    Securities Ownership.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

        (b)    Securities Transactions.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

        (d)    Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

  •
  "The Extraordinary General Meeting—Vote Required"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

        (e)    Recommendations of Others.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors"

  •
  "Summary Term Sheet—Position of the Buyer Group as to Fairness"

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "The Extraordinary General Meeting—Our Board's Recommendation"

Item 13    Financial Statements

        (a)    Financial Information.    The audited financial statements of the Company for the year ended December 31, 2012 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2012, as amended, originally filed on April 18, 2013 (see page F-1 and following pages).

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Financial Information"

  •
  "Where You Can Find More Information"

        (b)    Pro Forma Information.    Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

        (a)    Solicitation or Recommendations.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Solicitation of Proxies"

        (b)    Employees and Corporate Assets.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

        (c)    Other Material Information.    The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2014 (the "proxy statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(5)
Press Release issued by the Company, dated January 13, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 13, 2014.
(b)-(1)	Equity Commitment Letter, dated as of January 13, 2014, by and among NewQuest Asia Fund I, L.P., NewQuest Asia Fund II, L.P., and CPT Wyndham Holdings Ltd.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated January 12, 2014, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Presentation Materials prepared by Houlihan Lokey (China) Limited, dated November 15, 2013.
(c)-(3)	Presentation Materials prepared by Houlihan Lokey (China) Limited, dated December 13, 2013.
(c)-(4)	Presentation Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated January 12, 2014.
(d)-(1)	Agreement and Plan of Merger, dated as of January 13, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)
Rollover and Support Agreement, dated as of January 13, 2014, by and among CPI Ballpark Investments Ltd, China Environment Fund III, L.P., incorporated herein by reference to Annex E of the proxy statement.
(d)-(3)	Limited Guarantee, dated as of January 13, 2014, by NewQuest Asia Fund I, L.P. and NewQuest Asia Fund II, L.P. in favor of the Company.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)	Section 238 of the Companies Law (2013 Revision) of the Cayman Islands, incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2014

China Hydroelectric Corporation
By:	/s/ LIYA CHEN
	Name:	Liya Chen
	Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to the Schedule 13E-3]

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2014

CPT Wyndham Holdings Ltd.
By:	/s/ RAJAN ROSICK
	Name:	Rajan Rosick
	Title:	Director
CPT Wyndham Sub Ltd.
By:	/s/ RAJAN ROSICK
	Name:	Rajan Rosick
	Title:	Director

[Signature Page to Amendment No. 1 to the Schedule 13E-3]

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2014

CPI Ballpark Investments Ltd
By:	/s/ SUBHASH C. LALLAH
	Name:	Subhash C. Lallah
	Title:	Director
NewQuest Asia Fund I, L.P.
By:	NewQuest Asia Fund I (G.P.) Ltd., its general partner
By:	/s/ DARREN C. MASSARA
	Name:	Darren C. Massara
	Title:	Director
By:	/s/ RANDHIRSINGH JUDDOO
	Name:	Randhirsingh Juddoo
	Title:	Director
NewQuest Asia Fund II, L.P.
By:	NewQuest Asia Fund II GP Ltd., its general partner
By:	/s/ DARREN C. MASSARA
	Name:	Darren C. Massara
	Title:	Director
By:	/s/ RANDHIRSINGH JUDDOO
	Name:	Randhirsingh Juddoo
	Title:	Director

[Signature Page to Amendment No. 1 to the Schedule 13E-3]

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2014

China Environment Fund III, L.P.
By:	China Environment Fund III Management, L.P., its general partner
By:	China Environment Fund III Holdings Ltd., its general partner
By:	/s/ YUN PUN (FELIX) WONG
	Name:	Yun Pun (Felix) Wong
	Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to the Schedule 13E-3]

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2014 (the "proxy statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(5)
Press Release issued by the Company, dated January 13, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 13, 2014.
(b)-(1)	Equity Commitment Letter, dated as of January 13, 2014, by and among NewQuest Asia Fund I, L.P., NewQuest Asia Fund II, L.P., and CPT Wyndham Holdings Ltd.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated January 12, 2014, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Presentation Materials prepared by Houlihan Lokey (China) Limited, dated November 15, 2013.
(c)-(3)	Presentation Materials prepared by Houlihan Lokey (China) Limited, dated December 13, 2013.
(c)-(4)	Presentation Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated January 12, 2014.
(d)-(1)	Agreement and Plan of Merger, dated as of January 13, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)
Rollover and Support Agreement, dated as of January 13, 2014, by and among CPI Ballpark Investments Ltd, China Environment Fund III, L.P., incorporated herein by reference to Annex E of the proxy statement.
(d)-(3)	Limited Guarantee, dated as of January 13, 2014, by NewQuest Asia Fund I, L.P. and NewQuest Asia Fund II, L.P. in favor of the Company.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)	Section 238 of the Companies Law (2013 Revision) of the Cayman Islands, incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.